Exhibit 99.20

July 10, 2015

By Email and Federal Express

The Special Committee of the Board of Directors

Attention:  Matthew Doheny, Chairman

Affinity Gaming

3755 Breakthrough Way, Suite 300

Las Vegas, NV 89135

Re:  Affinity Gaming Proposal

Dear Matt:

As you know, the proposal in our letter dated June 29, 2015 (the “June 29 Proposal”) has expired by its terms.

We believe that this is the result of a flawed process driven by the unrealistic valuation expectations of the Special Committee of the Board of Directors (the “Special Committee”) and the control over the Special Committee exerted by the licensed and unlicensed members of the control group stockholders whose role in the process poses very serious concerns with respect to fiduciary duties and conflicts of interest. As you know, we have recently raised these concerns with the Board of Directors, but they have not been meaningfully addressed.

In any event, if the Special Committee is prepared to propose a purchase price that is more realistic, we would consider it.

Best Regards,

Z Capital Partners, L.L.C.

/s/ James J. Zenni, Jr.
James J. Zenni, Jr.
President and Chief Executive Officer

Two Conway Park • 150 Field Drive • Suite 300 • Lake Forest, IL 60045 • Tel. (847) 235-8100 • Fax (847) 235-8111

1330 Avenue of the Americas • Suite 1100 • New York, NY 10019 • Tel. (212) 595-8400 • Fax (212) 595-9200